Endeavour Silver to Release 2016 Financial Results on March 2, 2017

VANCOUVER, BC -- (Marketwired - February 23, 2017) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) will release 2016 fourth quarter and year-end consolidated financial results on Thursday, March 2, before markets open. A conference call will follow at 10am PST/1pm EST. To participate in the conference call please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 1086#. The audio replay and a written transcript will also be made available on the Company's website at www.edrsilver.com.

About Endeavour Silver -- Endeavour Silver is a mid-tier precious metals mining company that owns three high-grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

Contact Information
For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com